Exhibit 35.1

Servicer Compliance Statement of John Deere Capital Corporation

I, Charles G. Dahl, Vice President and Controller of John Deere Capital Corporation, state:

A review of the activities of John Deere Capital Corporation (“JDCC”) for the period from April 16, 2008 (the date of issuance of the John Deere Owner Trust 2008 transaction subject to the requirements of Regulation AB) through October 31, 2008 (the “Reporting Period”) and of JDCC’s performance under the Sale & Servicing Agreement dated as of April 15, 2008 among JDCC, John Deere Receivables, Inc. and John Deere Owner Trust 2008 has been made under my supervision, and to the best of my knowledge, based on such review JDCC has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 15, 2009	John Deere Capital Corporation

	By	/s/ Charles G. Dahl
Charles G. Dahl
Vice President and Controller